Exhibit 99.1

Q3

2014 Third Quarter Report

	Three months ended		Nine months ended
	September 30		September 30
Financial and Operating Highlights (1)	2014	2013	2014	2013

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$47,190	$27,857	$156,694	$108,639
Funds from operations	$36,818	$16,516	$124,828	$61,488
per share (2)	$0.22	$0.10	$0.74	$0.37
Total capital expenditures	$79,315	$28,001	$149,615	$85,858
Working capital deficit (3)	$48,354	$19,836	$48,354	$19,836
Bank indebtedness	$71,044	$139,941	$71,044	$139,941
Convertible debentures (face value)	$86,250	$86,250	$86,250	$86,250
Basic weighted average shares (000)	169,789	168,383	169,285	168,383
Operating
Daily Production
Natural gas (mcf/d)	131,553	111,518	129,682	115,863
Crude oil and NGLs (bbls/d)	161	105	174	651
Total mcfe/d (4)	132,519	112,148	130,726	119,769
Total boe/d (4)	22,087	18,691	21,788	19,962
Average prices (including hedging)
Natural gas ($/mcf)	$3.80	$2.63	$4.30	$3.01
Crude oil and NGLs ($/bbl)	$83.14	$95.13	$93.87	$75.97
Cash netbacks ($/mcfe) (4)
Petroleum and natural gas sales	$4.10	$2.53	$4.72	$3.29
Realized gains (losses) on derivatives	(0.23)	0.17	(0.33)	0.03
Royalties	(0.19)	(0.12)	(0.22)	(0.18)
Operating expense	(0.35)	(0.29)	(0.31)	(0.54)
Operating netback	3.33	2.29	3.86	2.60
General and administrative	(0.12)	(0.46)	(0.17)	(0.47)
Finance expense	(0.19)	(0.28)	(0.22)	(0.27)
Other income	-	0.05	0.03	0.03
Cash netbacks	$3.02	$1.60	$3.50	$1.89

(1)	Financial and operating highlights for continuing operations of Advantage.
(2)	Based on basic weighted average shares outstanding.
(3)	Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(4)	A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil.

MESSAGE TO SHAREHOLDERS

Advantage’s third quarter 2014 financial and operating results represents another solid quarter of performance highlighting our industry leading low cost structure, financial flexibility and operational successes. These results demonstrate the Corporation’s capacity to grow its Glacier Montney resource play and preserve a strong balance sheet through cycles of high volatility in the commodity and financial markets. Our focus on execution and optimization of our development plan while maintaining a strong balance sheet is fundamental to delivering per share growth to our shareholders.

Advantage’s industry leading low cost structure is demonstrated by a 26% decrease in total cash costs during the third quarter of 2014 to $0.85/mcfe ($5.10/boe) .. This contributed to a 123% increase in funds from operations to $0.22/share with production up 18% to 132.5 mmcfe/d (22,087 boe/d) despite TransCanada’s northwest Alberta mainline sales gas transportation restrictions during the third quarter of 2014. Year to date operating and cash G&A costs are tracking on budget at $0.31/mcfe ($1.89/boe) and $0.17/mcfe ($1.02/boe), respectively. Advantage’s third quarter operating netback of $3.33/mcfe ($19.98/boe) represents 86% of net sales, among the highest margins in the sector.

Advantage currently has over 100 mmcf/d of excess well deliverability from recently completed wells including a new Middle Montney well which flowed at a final production test rate of 11.4 mmcf/d with an estimated liquids yield of 47 bbls/mmcf. The Corporation increased its total Montney acreage to 129 net sections (82,720 net acres) through the addition of nine contiguous 100% owned sections of Montney acreage in the new drilling fairway at Progress, located approximately 20 kilometers northeast of Glacier. Our 100% owned Glacier gas plant and sales pipeline expansions are proceeding on schedule and are targeted for completion by June 2015.

The Corporation’s strong financial position in support of our development program includes available bank credit facilities of $329 million (18% drawn), a total debt to third quarter annualized cash flow of 1.4 times and a strong natural gas hedging program. Currently, 51% of forecast production is hedged for 2014 and 2015 at an average AECO Canadian price of $3.85/mcf and 31% of forecast production hedged in 2016 at an average AECO Canadian price of $3.93/mcf.

Advantage’s development program is designed to grow production 36% to 183 mmcfe/d (30,500 boe/d) by June 2015 and 85% to 245 mmcfe/d (40,833 boe/d) by 2017 while maintaining an average total debt to forward cash flow ratio of 1.5 or less. The ongoing success of our operational activities, our industry leading low cost structure and commodity price hedging program have positioned Advantage to continue Montney growth even during lower natural gas price cycles.

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Funds from Operations Up 123%, Production up 18% and Cash Costs down 26%

▪	Funds from operations increased 123% to $36.8 million or $0.22 per share for the third quarter of 2014. For the nine months ended September 30, 2014 fund from operations increased 103% to $124.8 million or $0.74 per share as compared to the same period of 2013.

▪	Production from Glacier increased 18% to 132.5 mmcfe/d (22,087 boe/d) for the third quarter of 2014 as compared to the same period of 2013. Glacier production for the first nine months of 2014 averaged 130.7 mmcfe/d (21,788 boe/d), 25% higher than 2013. Production for the current quarter was impacted due to TransCanada’s northwest Alberta mainline sales gas restrictions resulting from their maintenance activities. TransCanada has advised that they will continue to conduct periodic maintenance work during the fourth quarter of 2014.

▪	Our operating netback during the third quarter of 2014 was $3.33/mcfe representing 86% of our net sales price of $3.87/mcfe, including realized hedging.

▪	Total cash costs including operating expense, royalties, general and administrative expense, and finance expense during the third quarter of 2014 was $0.85/mcfe, a decrease of 26% from $1.15/mcfe during the same period of 2013. For the first nine months of 2014 total cash costs was $0.92/mcfe, a decrease of 37% from $1.46/mcfe during the same period of 2013.

▪	Operating expense averaged $0.31/mcfe during the first nine months of 2014, a reduction of 43% as compared to the same period of 2013. Operating expense increased during the third quarter of 2014 to $0.35/mcfe due to a temporary increase in water handling volumes resulting from the concurrent completion and flow back of several multi-well pads. An additional water disposal well at Glacier was recently commissioned to reduce the costs for third party trucking and water disposal costs during these periods of high well completion activity.

▪	Royalty rates averaged 4.7% in the third quarter and 4.7% for the nine months of 2014.

▪	G&A cash expenses decreased 74% to $0.12/mcfe in the third quarter of 2014 compared to the same period in 2013. G&A cash expense has averaged $0.17/mcfe during the first nine months of 2014, a reduction of 64% as compared to 2013. Advantage’s concentrated asset base at Glacier contributes to a highly focused and efficient operation.

▪	Total capital expenditures for the three and nine months ended September 30, 2014 were $79.3 million and $149.6 million, respectively.

▪	Bank indebtedness outstanding at September 30, 2014 was $71.0 million representing an 18% draw on our $400 million credit facility. Total debt including working capital and debentures was $205.6 million as of September 30, 2014 resulting in a total debt to annualized third quarter 2014 cash flow of 1.4 times.

Glacier Phase VII Development On Track Including a New Middle Montney Well Test at 11.4 mmcf/d with 47 bbls/mmcf of Liquids

▪	Advantage’s Phase VII Glacier development program is designed to grow production 36% to 183 mmcfe/d by June 2015 including the extraction of natural gas liquids at our 100% owned Glacier gas plant. A total of 33 Phase VII wells are being drilled to support the future ramp up and sustainment of production at 183 mmcfe/d.

▪	We have drilled and rig released 21 of our planned 33 Phase VII Montney wells and drilling operations are continuing ahead of schedule with three drilling rigs. Phase VII completion activities began during the third quarter with operations conducted on two new multi-well pads.

▪	Current excess well deliverability of over 100 mmcfe/d (IP30) is available from three new multi-well pads comprised of a total of 13 new Montney wells (two Phase VI and one Phase VII well pads) which will be utilized to maintain current production through to June 2015 and to support increasing production to 183 mmcfe/d.

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▪	Included in our completion and production testing activity in the third quarter, a new Middle Montney well was production tested for 55 hours and demonstrated a final production test rate of 11.4 mmcf/d based on a normalized average wellhead pressure of 3,000 kpa. This well demonstrated a final free condensate rate of 31 bbls/mmcf and a propane plus liquids yield of 47 bbls/mmcf based on a shallow cut liquids extraction process. This new well is a follow-up to our record Middle Montney well which tested at 13 mmcf/d and still producing at a restricted rate of 5 mmcf/d at a flow pressure of 7,600 kpa after being on-stream for 8 months.

▪	The Glacier gas plant expansion and sales line lateral installation is on schedule for June 2015. The gas plant expansion includes installation of a shallow cut liquids extraction process, condensate stabilization and additional gas compression.

▪	Advantage has secured firm service sales gas transportation commitments to support our June 2015 production target of 183 mmcfe/d and additional sales gas transportation commitments of up to 205 mmcfe/d in 2016.

Increased Hedging Program Reduces Cash Flow Volatility

▪	We have increased our natural gas price hedging positions to provide further downside cash flow protection in support of our multi-year development program.

▪	For the balance of 2014, we have 56% of our net forecast production hedged at an average price of $3.90/mcf. For 2015 and 2016, we have 51% and 31% of our net forecast production hedged at an average price of $3.90/mcf and $3.93/mcf, respectively. For the first quarter of 2017, we have hedged 25% of our net forecast production at an average price $3.95/mcf.

Outlook

Although we remain cautious on the current commodity price volatility we are experiencing, our current Phase VII development plan is on-track to increase production 36% to 183 mmcfe/d by June 2015 with additional production growth to 205 mmcfe/d in 2016 and 245 mmcfe/d in 2017. We anticipate production to remain at approximately 135 mmcfe/d until June of 2015 when the completion of our Glacier plant expansion will facilitate increasing production to 183 mmcfe/d including approximately 900 to 1,000 bbls/d of initial natural gas liquids sales. Cash flow per share is anticipated to increase by 190% over the three year development plan timeframe (2014 to 2017) based on an average natural gas price of AECO Cdn $3.75/mcf.

Operations have been initiated on our new Valhalla land block. We anticipate reporting results from this area in 2015.

Advantage’s world class Glacier Montney asset, industry leading cost structure, strong balance sheet and focused business plan are all key factors in the execution of our development program designed to deliver significant production and cash flow per share growth. Our third quarter 2014 results demonstrate another solid reporting period that helps to reinforce the significant long term value opportunity that we believe is available in our Glacier Montney area. We remain focused on execution and maintaining a strong balance sheet.

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CONSOLIDATED MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”), dated as of November 13, 2014, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three and nine months ended September 30, 2014 and should be read in conjunction with the unaudited consolidated financial statements for the three and nine months ended September 30, 2014 and the audited consolidated financial statements and MD&A for the year ended December 31, 2013. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada. All references in the MD&A and consolidated financial statements are to Canadian dollars unless otherwise indicated. The term “boe” or barrels of oil equivalent and “mcfe” or thousand cubic feet equivalent may be misleading, particularly if used in isolation. A boe or mcfe conversion ratio of six thousand cubic feet of natural gas equivalent to one barrel of oil (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Forward-Looking Information

This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, anticipated timing of completion of Advantage's Phase VII program and the targeted level of production from such program; effect of commodity prices on the Corporation's financial results, condition and performance; industry conditions, including effect of changes in commodity prices, weather and general economic conditions on the crude oil and natural gas industry and demand for crude oil and natural gas; the Corporation's hedging activities, including its anticipated effect on the volatility of Advantage's future cash flows and the funding of its capital expenditure program; effect of commodity price risk management activities on the Corporation, including cash flows and sales; terms of the Corporation's derivative contracts, including the timing of settlement of such contracts; effect of fluctuations in commodity prices as compared to valuation assumptions on actual gains or losses realized on cash settlement of derivatives; average royalty rates and the impact of well depths, well production rates, commodity prices and gas cost allowance on average corporate royalty rates; projected royalty rates, including the estimated royalty rate for the life of a Glacier Montney horizontal well; anticipated effect of Advantage's water disposal well on operating costs; Advantage's estimated level of operating costs at Glacier and the anticipated effect of processing natural gas through Advantage's 100% owned Glacier gas plant on operating costs; terms of the Corporation's equity compensation plans; the Corporation's intentions to monitor debt levels to ensure an optimal mix of financing and cost of capital to provide a return to the Corporation's shareholders; terms of the Corporation's convertible debentures; terms of the Corporation's credit facilities, including timing of next review of the credit facilities; the Corporation's expectations regarding extension of Advantage's credit facilities at each annual review, effect of revisions or changes in reserve estimates and commodity prices on the borrowing base, and limitations on the utilization of hedging contracts; future commitments and contractual obligations; the ability of the Corporation to manage its capital structure; the Corporation's strategy for managing its capital structure, including the use of financial and operational forecasting processes, and the timing of reviews of capital structure and forecast information by management and the Board; effect of the Corporation's continual financial assessment processes on the Corporation's ability to mitigate risks; the Corporation's ability to satisfy all liabilities and commitments, including a working capital deficit, and meet future obligations as they become due; Advantage's focus on development of the natural gas resource play at Glacier, including the anticipated timing of completion of the various phases of Advantage's development program at Glacier and expected timing of well completions; the Corporation's expectations as to its ability to maintain and increase production, as applicable, from Glacier at the levels and for the periods disclosed herein; and the focus of the Corporation's capital drilling program. In addition, statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

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These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, changes in general economic, market and business conditions; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; changes to investment eligibility or investment criteria; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; delays in anticipated timing of drilling and completion of wells; failure to extend the credit facilities at each annual review; competition from other producers; the lack of availability of qualified personnel or management; ability to access sufficient capital from internal and external sources; credit risk; and the risks and uncertainties described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, in addition to other assumptions identified herein, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s crude oil and natural gas properties in the manner currently contemplated; that current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and that the estimates of the Corporation’s production, reserves and resources volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Disposition of Longview and Discontinued Operations

Advantage owned 21,150,010 common shares of Longview Oil Corp. (“Longview”) prior to February 28, 2014, representing an interest of approximately 45.1% of Longview. Since Advantage held the single largest ownership interest of Longview and other ownership interests were comparatively dispersed, Advantage was considered to control Longview. Accordingly, prior to February 28, 2014, the financial and operating results of Longview were consolidated 100% within Advantage and non-controlling interest was recognized which represented Longview’s independent shareholders 54.9% ownership interest in the net assets and income of Longview. On February 28, 2014, Advantage sold the 21,150,010 common shares of Longview at a price of $4.45 per share and received net proceeds of $90.2 million, all of which were used to reduce existing bank indebtedness. Concurrently, Advantage derecognized all assets and liabilities of Longview from the consolidated statement of financial position and ceased to consolidate Longview subsequent to February 28, 2014.

Given that the Longview legal entity was an operating segment, the financial results for the Advantage legal entity are presented as “continuing operations” and for the Longview legal entity are presented as “discontinued operations” for all periods in the interim consolidated financial statements, as required by IFRS. This presentation has been consistently applied throughout this MD&A on a similar basis with the term “continuing operations” referring to the Advantage legal entity and “discontinued operations” referring to the Longview legal entity.

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Non-core Asset Sales

The Advantage legal entity has systematically disposed of substantially all non-core assets to focus on continued development of Advantage's core Glacier Montney natural gas asset. Net cash proceeds received from all disposition transactions were used to reduce outstanding bank indebtedness. The disposition transactions have had a pervasive impact on the financial and operating results and financial position of the Advantage legal entity such that historical financial and operating performance may not be indicative of actual future performance. Advantage is a pure play company focused on our signature Glacier Montney property.

Non-GAAP Measures

The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, comprehensive income, and cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Management believes these adjustments to cash provided by operating activities increase comparability between reporting periods. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended			Nine months ended
	September 30			September 30
($000)	2014	2013	% change	2014	2013	% change
Cash provided by operating activities - continuing operations	$55,431	$21,863	154%	$121,689	$56,878	114%
Expenditures on decommissioning liability	32	766	(96)%	79	3,512	(98)%
Changes in non-cash working capital	(16,333)	(3,269)	400%	10,825	10,021	8%
Finance expense (1)	(2,312)	(2,844)	(19)%	(7,765)	(8,923)	(13)%
Funds from operations - continuing operations	$36,818	$16,516	123%	124,828	61,488	103%
Funds from operations - discontinued operations	-	17,959	(100)%	10,019	49,455	(80)%
Funds from operations	$36,818	$34,475	7%	$134,847	$110,943	22%

(1) Finance expense excludes non-cash accretion expense.

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FINANCIAL AND OPERATING REVIEW – CONTINUING OPERATIONS

Overview

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	% change	2014	2013	% change
Funds from operations ($000)	$36,818	$16,516	123%	$124,828	$61,488	103%
per share (1)	$0.22	$0.10	120%	$0.74	$0.37	100%
per mcfe	$3.02	$1.60	89%	$3.50	$1.89	85%

(1) Based on basic weighted average shares outstanding.

For the three months ended September 30, 2014, Advantage realized an increase of 123% in funds from operations to $36.8 million and an increase of 89% in cash netbacks to $3.02 per mcfe, as compared to the third quarter of 2013. Funds from operations for the nine months ended September 30, 2014, increased 103% to $124.8 million and cash netbacks increased 85% to $3.50 per mcfe, as compared to the same period of 2013. The increased funds from operations and cash netbacks were driven by growth in Glacier production, higher natural gas prices and a lower total cash cost structure. Glacier production during the three and nine months ended September 30, 2014 was 18% and 25% higher than the same periods of 2013, as we continue to execute the significant growth targeted in our development plan. AECO daily prices during the three and nine months ended September 30, 2014 was 64% and 56% higher than the same periods of 2013 due to the prior cold winter that reduced natural gas storage levels below the five-year average. We have also achieved an industry leading cost structure whereby total cash costs per mcfe, including royalties, operating expense, general and administrative expense, and finance expense have been reduced by 37% to $0.92 per mcfe as compared to the first nine months of 2013. The lower total cash cost structure has been due to the sale of higher cost non-core assets, reduced debt and the continued focus on improving efficiencies at Glacier.

Petroleum and Natural Gas Sales and Hedging

	Three months ended			Nine months ended
	September 30			September 30
($000)	2014	2013	% change	2014	2013	% change
Natural gas sales	$48,794	$25,234	93%	$163,998	$94,054	74%
Realized hedging gains (losses)	(2,832)	1,709	(266)%	(11,773)	1,079	(1,191)%
Natural gas sales including hedging	45,962	26,943	71%	152,225	95,133	60%
Crude oil and NGLs sales	1,228	914	34%	4,469	13,490	(67)%
Realized hedging gains	-	-	-%	-	16	(100)%
Crude oil and NGLs sales including hedging	1,228	914	34%	4,469	13,506	(67)%
Total (1)	$47,190	$27,857	69%	$156,694	$108,639	44%

(1) Total excludes unrealized derivative gains and losses.

Total sales excluding hedging for the three months ended September 30, 2014 was $50.0 million, an increase of $23.9 million or 91%, and for the nine months ended September 30, 2014 was $168.5 million, an increase of $60.9 million or 57%, when compared to the same periods of 2013. The increase in sales has been attributable to significantly improved natural gas prices and higher natural gas production.

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Production

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	% change	2014	2013	% change
Natural gas (mcf/d)	131,553	111,518	18%	129,682	115,863	12%
Crude oil and NGLs (bbls/d)	161	105	53%	174	651	(73)%
Total - mcfe/d	132,519	112,148	18%	130,726	119,769	9%
- boe/d	22,087	18,691	18%	21,788	19,962	9%
Natural gas (%)	99%	99%		99%	97%
Crude oil and NGLs (%)	1%	1%		1%	3%

Production for the third quarter of 2014 increased 18% as compared to the third quarter of 2013. Glacier production increased 25% during the nine months ended September 30, 2014 as compared to the same period of 2013 but was partially offset by non-core conventional asset sales which closed in April 2013 of approximately 15 mmcfe/d. Production for the third quarter was down slightly as compared to 136.1 mmcfe/d for the second quarter of 2014 due primarily to TransCanada Corporation pipeline maintenance. We expect production to average approximately 135 mmcfe/d until June 2015 when production is targeted to increase to 183 mmcfe/d with the completion of our Phase VII development program.

Commodity Prices and Marketing

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	% change	2014	2013	% change
Average Realized Pricing
Natural gas, excluding hedging ($/mcf)	$4.03	$2.46	64%	$4.63	$2.97	56%
Natural gas, including hedging ($/mcf)	$3.80	$2.63	44%	$4.30	$3.01	43%
Crude oil and NGLs, including hedging ($/bbl)	$83.14	$95.13	(13)%	$93.87	$75.97	24%

Benchmark Prices
AECO daily ($/mcf)	$4.02	$2.45	64%	$4.77	$3.06	56%
NYMEX ($US/mmbtu)	$4.07	$3.60	13%	$4.53	$3.68	23%
Edmonton Light ($/bbl)	$97.07	$104.96	(8)%	$100.89	$95.64	5%

Advantage’s current production from Glacier is approximately 99% natural gas. Realized natural gas prices, excluding hedging, have increased significantly as compared to 2013, corresponding to the substantial increase in AECO prices. Natural gas prices remained low throughout much of 2013 due to a stronger supply to demand situation. Prices improved dramatically during early 2014 as a result of an extremely cold winter that increased demand and reduced North American storage levels well below the five-year average. During the second and third quarters of 2014, natural gas prices have pulled back due to the continued strength of U.S. storage injections caused by record supply levels and reduced demand from mild summer weather. Advantage has hedged approximately 52% of forecast production, net of royalties, for the fourth quarter of 2014 and calendar 2015 at an average natural gas price of $3.90/mcf to support our Glacier development plan.

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Commodity Price Risk

The Corporation’s financial results and condition will be dependent on the prices received for natural gas production. Natural gas prices have fluctuated widely and are determined by supply and demand factors, including weather, and general economic conditions in natural gas consuming and producing regions throughout North America. Management has been proactive in mitigating commodity price risk and has entered natural gas hedging contracts to March 31, 2017 to support our Glacier three year development plan. Our Credit Facilities allow Advantage to hedge up to 65% of total estimated natural gas and liquids production over the first three years and 50% over the fourth year.

Our current hedging positions are summarized as follows:

		Forecast Production
	Average	Hedged	Average Price
Period	Production Hedged	(net of royalties)	AECO ($Cdn.)
Q4 2014	71.1 mmcf/d	55%	$3.89/mcf
Q1 2015 to Q4 2015	78.2 mmcf/d	51%	$3.90/mcf
Q1 2016 to Q4 2016	56.9 mmcf/d	31%	$3.93/mcf
Q1 2017	47.4 mmcf/d	25%	$3.95/mcf

A summary of realized and unrealized hedging gains and losses for the three and nine months ended September 30, 2014 and 2013 are as follows:

	Three months ended			Nine months ended
	September 30			September 30
($000)	2014	2013	% change	2014	2013	% change
Total realized gains (losses) on derivatives	$(2,832)	$1,709	(266)%	$(11,773)	$1,095	(1,175)%
Total unrealized gains (losses) on derivatives	5,987	2,122	182%	(7,457)	5,429	(237)%
Total gains (losses) on derivatives	$3,155	$3,831	(18)%	$(19,230)	$6,524	(395)%

For the three and nine months ended September 30, 2014, we realized derivative losses as a result of higher natural gas prices as compared to our average hedge prices. For the nine months ended September 30, 2014, $7.5 million was recognized in income as an unrealized derivative loss (September 30, 2013 – $5.4 million unrealized derivative gain), being the change in the fair value of the net derivative liability since December 31, 2013. The fair value of the net derivative liability is the estimated value to settle the contracts as at a point in time. As such, unrealized derivative gains and losses are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. These derivative contracts will settle from October 1, 2014 to March 31, 2017 corresponding to when the Corporation will recognize sales from production.

Advantage Oil & Gas Ltd. - 10

Royalties

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	% change	2014	2013	% change
Royalties ($000)	$2,329	$1,283	82%	$7,867	$6,011	31%
per mcfe	$0.19	$0.12	58%	$0.22	$0.18	22%
Royalty Rate (percentage of petroleum and natural gas sales)	4.7%	4.9%	(0.2)%	4.7%	5.6%	(0.9)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation currently has mineral leases with provincial governments, individuals and other companies. Our average corporate royalty rates are impacted by well depths, well production rates, commodity prices, and gas cost allowance. The expected royalty rate for the life of a Glacier Upper and Lower Montney horizontal well is approximately 5% before gas cost allowance due to industry provincial incentive programs. Total royalties paid during the three and nine months ended September 30, 2014 are higher than 2013 due to stronger natural gas prices while the overall royalty rate was comparable.

Operating Expense

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	% change	2014	2013	% change
Operating expense ($000)	$4,280	$2,978	44%	$11,228	$17,743	(37)%
per mcfe	$0.35	$0.29	21%	$0.31	$0.54	(43)%

For the nine months ended September 30, 2014, operating expense was $0.31/mcfe, a decrease of 43% as compared to the same period of 2013. Operating costs have decreased with the disposition of higher cost non-core assets and due to the increased production from our 100% owned Glacier gas plant. Operating expense per mcfe for the third quarter of 2014 was $0.35/mcfe, due to an increase in third party water disposal and trucking costs resulting from the flowback of additional water from well completions. To mitigate future water handling costs during periods of higher well completion activity and associated high water flow back volumes, Advantage recompleted an additional water disposal well in the fourth quarter of 2014. This will increase the water handling capacity at Glacier and is anticipated to reduce third party costs.

General and Administrative Expense

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	% change	2014	2013	% change
General and administrative expense
Cash expense ($000)	$1,452	$4,729	(69)%	$6,055	$15,314	(60)%
per mcfe	$0.12	$0.46	(74)%	$0.17	$0.47	(64)%
Share based compensation ($000)	$539	$1,055	(49)%	$1,576	$4,524	(65)%
per mcfe	$0.04	$0.10	(60)%	$0.04	$0.14	(71)%
Total general and administrative expense ($000)	$1,991	$5,784	(66)%	$7,631	$19,838	(62)%
per mcfe	$0.16	$0.56	(71)%	$0.21	$0.61	(66)%
Employees at September 30				27	81	(67)%

Cash general and administrative (“G&A”) expense has decreased as significant cost efficiencies were realized with the non-core asset dispositions and termination of the Technical Services Agreement with Longview on February 1, 2014 whereby Advantage had previously provided the necessary personnel and technical services to manage Longview's business. Cash G&A in 2013 included one-time costs including retention and staff rationalization associated with the asset dispositions and costs incurred during Advantage’s strategic alternatives review process that commenced in early 2013 and was concluded on February 4, 2014.

Advantage Oil & Gas Ltd. - 11

Share based compensation represents non-cash G&A expense associated with Advantage’s stock option plan and restricted and performance award plan that are designed to provide for long term compensation to service providers. Share based compensation for the three and nine months ended September 30, 2014 has decreased as a result of staff rationalization. As at September 30, 2014, a total of 5.9 million stock options and 0.4 million performance awards are unexercised which represents only 3.9% of the 10% of Advantage’s total outstanding common shares which are eligible to be granted to service providers.

Depreciation Expense

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	% change	2014	2013	% change
Depreciation expense ($000)	$21,930	$19,720	11%	$64,131	$54,182	18%
per mcfe	$1.80	$1.91	(6)%	$1.80	$1.66	8%

Depreciation of oil and gas properties is provided on the unit-of–production method based on total proved and probable reserves, including future development costs, on a component basis. Depreciation expense was higher during 2014 due to the continued increase in production at Glacier. The rate of depreciation expense recognized at Glacier has decreased in 2014 as total costs, including future development costs, as a proportion of total proved and probable reserves has declined due to the continued efficiency of production additions. Depreciation expense per mcfe was modestly lower during the nine months ended September 30, 2013 as Advantage ceased depreciation of assets held for sale for the period of January 2013 to April 30, 2013.

Finance Expense

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	% change	2014	2013	% change
Finance expense
Cash expense ($000)	$2,312	$2,844	(19)%	$7,765	$8,923	(13)%
per mcfe	$0.19	$0.28	(32)%	$0.22	$0.27	(19)%
Accretion expense ($000)	$1,147	$1,119	3%	$3,401	$5,005	(32)%
per mcfe	$0.09	$0.11	(18)%	$0.09	$0.16	(44)%
Total finance expense ($000)	$3,459	$3,963	(13)%	$11,166	$13,928	(20)%
per mcfe	$0.28	$0.39	(28)%	$0.31	$0.43	(28)%

Cash finance expense represents interest on bank indebtedness and convertible debentures which have decreased compared to 2013, due to the lower average bank indebtedness. Our bank indebtedness outstanding at the end of September 30, 2014 was $71.0 million, a decrease of $82.7 million from December 31, 2013. The Corporation’s interest rates on bank indebtedness have decreased due to the lower debt to cash flow ratios as calculated pursuant to our Credit Facilities and are primarily based on short term bankers’ acceptance rates plus a stamping fee.

Accretion expense represents non-cash charges that increase the carrying value of the convertible debenture and decommissioning liability as a result of the passage of time. The $86.2 million of 5% convertible debentures currently outstanding will mature on January 30, 2015. Accretion expense for the nine months ended September 30, 2014 is lower than 2013 as the decommissioning liability decreased in April 2013 with the closing of non-core asset sales.

Advantage Oil & Gas Ltd. - 12

Other Income (Expense)

	Three months ended			Nine months ended
	September 30			September 30
($000)	2014	2013	% change	2014	2013	% change
Interest income - Questfire Debenture	$-	$493	(100)%	$455	$820	(45)%
Accretion income - Questfire Debenture	-	570	(100)%	557	947	(41)%
Loss on disposition - Questfire Debenture	-	-	-%	(13,833)	-	100%
Unrealized gain (loss) - Questfire Class B Shares	-	(450)	(100)%	3,150	(150)	(2,200)%
Unrealized loss on other liability	-	-	-%	(3,000)	-	100%
Gain (loss) on sale of assets	11	(787)	(101)%	(1,489)	(6,859)	(78)%
Miscellaneous income	1	-	100%	594	20	2,870%
	$12	$(174)	(107)%	$(13,566)	$(5,222)	160%

Advantage recognized interest and accretion income earned on the Questfire Debenture from April 2013 up to the first quarter of 2014, the time during which we owned the Debenture. During the first quarter of 2014, Advantage accepted a proposal from Questfire to redeem the Questfire Debenture for an aggregate purchase price of $13.6 million and Advantage recognized a loss of $13.8 million representing the difference from the carrying value. Advantage also accepted a Questfire offer to purchase by way of issuer bid, all of the Class B Shares at a price of $2.60 per share. Advantage received $3.9 million in the second quarter of 2014 for the Class B Shares and recognized a net gain of $0.2 million. Advantage recognized a loss of $1.5 million in the second quarter related to the finalization of the gain and loss calculations attributable to non-core asset dispositions that closed in 2013.

Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the nine months ended September 30, 2014, the Corporation recognized a deferred income tax expense of $12.7 million as a result of the $33.6 million net income before taxes from continuing operations. As at September 30, 2014, the Corporation had a deferred income tax liability balance of $15.7 million.

Net Income (Loss) and Comprehensive Income (Loss) from Continuing Operations

	Three months ended			Nine months ended
	September 30			September 30
	2014	2013	% change	2014	2013	% change
Net income (loss) and comprehensive income (loss) from continuing operations ($000)	$14,201	$(3,187)	(546)%	$20,915	$(2,024)	(1,133)%
per share - basic and diluted	$0.08	$(0.02)	(500)%	$0.12	$(0.01)	(1,300)%

Advantage’s net income from continuing operations for 2014 has increased significantly as compared to 2013 primarily due to higher funds from operations attributable to increased Glacier production, stronger natural gas prices and a lower cost structure. All reporting periods were affected by derivative gains and losses from our ongoing commodity price risk activities. For the nine months ended September 30, 2014, Advantage has recognized total losses on derivatives of $19.2 million as compared to a $6.5 million total gain on derivatives for the same period of 2013. One-time non-cash losses of approximately $15.2 million were recognized on disposition of Questfire investments and non-core properties in the first half of 2014.

Advantage Oil & Gas Ltd. - 13

Cash Netbacks

	Three months ended				Nine months ended
	September 30				September 30
	2014		2013		2014		2013
	$000	per mcfe	$000	per mcfe	$000	per mcfe	$000	per mcfe
Petroleum and natural gas sales	$50,022	$4.10	$26,148	$2.53	$168,467	$4.72	$107,544	$3.29
Realized gains (losses) on derivatives	(2,832)	(0.23)	1,709	0.17	(11,773)	(0.33)	1,095	0.03
Royalties	(2,329)	(0.19)	(1,283)	(0.12)	(7,867)	(0.22)	(6,011)	(0.18)
Operating expense	(4,280)	(0.35)	(2,978)	(0.29)	(11,228)	(0.31)	(17,743)	(0.54)
Operating income and operating netbacks	40,581	3.33	23,596	2.29	137,599	3.86	84,885	2.60
General and administrative (1)	(1,452)	(0.12)	(4,729)	(0.46)	(6,055)	(0.17)	(15,314)	(0.47)
Finance expense (2)	(2,312)	(0.19)	(2,844)	(0.28)	(7,765)	(0.22)	(8,923)	(0.27)
Other income (3)	1	-	493	0.05	1,049	0.03	840	0.03
Funds from operations and cash netbacks	$36,818	$3.02	$16,516	$1.60	$124,828	$3.50	$61,488	$1.89

(1) General and administrative expense excludes share based compensation.

(2) Finance expense excludes non-cash accretion expense.

(3) Other income excludes non-cash other income.

For the three months ended September 30, 2014, Advantage realized an increase of 123% in funds from operations to $36.8 million and an increase of 89% in cash netbacks to $3.02 per mcfe, as compared to the third quarter of 2013. Funds from operations for the nine months ended September 30, 2014, increased 103% to $124.8 million and cash netbacks increased 85% to $3.50 per mcfe, as compared to the same period of 2013. The increased funds from operations and cash netbacks were attributable to growth in Glacier production, higher natural gas prices and a lower total cash cost structure. As a result of our pure play Montney focus in the Glacier area, Advantage has achieved an industry leading cost structure.

Advantage Oil & Gas Ltd. - 14

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts, bank indebtedness and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

		Payments due by period
($ millions)		Total	2014	2015 & 2016	2017 & 2018	2019	After 2019
Building leases		$5.2	$0.3	$2.1	$2.2	$0.6	$-
Pipeline/transportation		102.5	3.3	31.7	29.0	13.4	25.1
Bank indebtedness (1)	- principal	71.6	-	71.6	-	-	-
	- interest	8.1	1.2	6.9	-	-	-
Convertible debenture (2)	- principal	86.2	-	86.2	-	-	-
	- interest	2.2	-	2.2	-	-	-
Total contractual obligations		$275.8	$4.8	$200.7	$31.2	$14.0	$25.1

(1)	As at September 30, 2014, the Corporation’s bank indebtedness was governed by a credit facility agreement with a syndicate of financial institutions. Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in June 2015. The facility is revolving and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a one-year term facility, with the principal payable at the end of such one-year term. Management fully expects that the facility will be extended at each annual review.

(2)	As at September 30, 2014, Advantage had an $86.2 million convertible debenture outstanding. The convertible debenture is convertible to common shares based on an established conversion price. All remaining obligations related to the convertible debenture can be settled through the payment of cash or issuance of common shares at Advantage’s option.

Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure:

($000, except as otherwise indicated)	September 30, 2014
Bank indebtedness (non-current)	$71,044
Working capital deficit (1)	48,354
Net debt	119,398
Convertible debentures maturity value (current)	86,250
Total debt	$205,648

Shares outstanding	169,789,466
Shares closing market price ($/share)	$5.69
Market capitalization (2)	$966,102

Total capitalization	$1,171,750

(1)	Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.

(2)	Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital deficit, bank indebtedness, convertible debentures and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

Advantage Oil & Gas Ltd. - 15

Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due and has $329 million available on our $400 million credit facility at September 30, 2014. We will continue to be very cognizant of maintaining financial flexibility in the current environment.

Shareholders’ Equity and Convertible Debentures

Advantage utilizes a combination of equity, convertible debentures, bank indebtedness and funds from operations to finance capital development activities.

As at September 30, 2014, Advantage had 169.8 million common shares outstanding. During 2014, Advantage issued 1.4 million common shares to service providers in exchange for the exercise of 6.7 million stock options including 5.0 million stock options that vested during 2013 but could not be exercised due to trading blackout restrictions imposed by the previous strategic review process that was terminated on February 4, 2014. Additionally, 4.3 million stock options were forfeited/cancelled in 2014 due to staff rationalization associated with the asset dispositions. For the nine months ended September 30, 2014, 3.8 million stock options and 0.4 million performance awards were granted to service providers with a vesting term of three years. As at September 30, 2014, a total of 5.9 million stock options and 0.4 million performance awards are unexercised which represents only 3.9% of the 10% of Advantage’s total outstanding common shares which are eligible to be granted to service providers. As at November 13, 2014, Advantage had 170.1 million common shares outstanding.

The Corporation has $86.2 million of 5.00% convertible debentures outstanding at September 30, 2014 that are convertible to 10.0 million common shares based on the applicable conversion price and will mature in January 2015 (December 31, 2013 - $86.2 million outstanding and convertible to 10.0 million common shares). Our convertible debenture obligation can be settled through the payment of cash or issuance of common shares at Advantage’s option. Given our strong financial position, Advantage is well positioned to satisfy the convertible debenture obligation with our current available credit facilities.

Bank Indebtedness, Credit Facilities and Other Obligations

At September 30, 2014, Advantage had bank indebtedness outstanding of $71.0 million. Bank indebtedness has decreased $82.7 million since December 31, 2013 due to net proceeds received from the disposition of investments in Longview and Questfire, and strong funds from operations. Advantage’s credit facilities borrowing base is $400 million and is collateralized by a $1 billion floating charge demand debenture covering all assets of the Corporation (the “Credit Facilities”). The borrowing base for the Credit Facilities is determined by the banking syndicate through a thorough evaluation of our reserve estimates based upon their own commodity price expectations. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base. The next annual review is scheduled to occur in June 2015. There can be no assurance that the Credit Facilities will be renewed at the current borrowing base level at that time.

Advantage had a working capital deficiency of $48.4 million as at September 30, 2014, a significant increase from the prior quarter due to the relatively high level of capital expenditure activity underway at September 30, 2014. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, and trade payables and accruals. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. Our working capital is normally in a deficit position due to our continuing capital development activities. We do not anticipate any problems in satisfying the working capital deficit and meeting future obligations as they become due as they can be satisfied with funds from operations and our available Credit Facilities.

Advantage Oil & Gas Ltd. - 16

Capital Expenditures

	Three months ended		Nine months ended
	September 30		September 30
($000)	2014	2013	2014	2013
Drilling, completions and workovers	$70,752	$19,953	$129,658	$70,325
Well equipping and facilities	7,789	1,289	17,370	8,720
Land and seismic	-	-	-	24
Expenditures on property, plant and equipment	78,541	21,242	147,028	79,069
Expenditures on exploration and evaluation assets	774	6,759	2,587	6,789
Proceeds from property dispositions (1)	-	710	-	(52,398)
Net capital expenditures (2)	$79,315	$28,711	$149,615	$33,460

(1) Proceeds from property dispositons represents the net cash proceeds and excludes all other forms of consideration.

(2) Net capital expenditures excludes changes in non-cash working capital and change in decommissioning liability.

Advantage invested $147.0 million on property, plant and equipment at Glacier for the nine months ended September 30, 2014. We completed our Phase VI development program during the first quarter of 2014 and our inventory of Phase VI wells are expected to maintain production at approximately the 135 mmcfe/d level through June 2015 when our plant expansion is expected to be complete. The Glacier Phase VII drilling program was accelerated during the first quarter of 2014 due to lower than anticipated capital expenditures in our Phase VI program. The lower capital spending resulted from improved drilling and well completion efficiencies which reduced well costs below our original budget estimates. One rig continued to drill through spring breakup and currently there are three rigs drilling at Glacier. We have now drilled and rig released 21 Phase VII wells and have completed our first 6 well pad. A total of 33 wells are included in our Phase VII drilling program. Advantage’s Phase VII program is proceeding as expected with production anticipated to increase to 183 mmcfe/d in June 2015 including approximately 900 bbls/d of natural gas liquids. Firm service transportation commitments have been secured to coincide with Advantage’s Phase VIII production target of 205 mmcfe/d.

Advantage Oil & Gas Ltd. - 17

Sources and Uses of Funds

The following table summarizes the various funding requirements during the nine months ended September 30, 2014 and 2013 and the sources of funding to meet those requirements:

	Nine months ended
	September 30
($000)	2014	2013
Sources of funds
Funds from operations	$124,828	$61,488
Disposition of Longview investment	90,153	-
Disposition of Questfire investments	17,500	-
Dividends received from Longview	1,692	9,518
Property dispositions	-	52,398
	$234,173	$123,404
Uses of funds
Expenditures on property, plant and equipment	$147,028	$79,069
Decrease in bank indebtedness	82,791	21,060
Expenditures on exploration and evaluation assets	2,587	6,789
Change in non-cash working capital and other	1,477	12,974
Property dispositions	211	-
Expenditures on decommissioning liability	79	3,512
	$234,173	$123,404

The increased funds from operations combined with proceeds from the disposition of investments in Longview and Questfire were used to fund capital expenditures and repay a significant portion of bank indebtedness. Bank indebtedness has been significantly reduced and we monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

FINANCIAL AND OPERATING REVIEW – DISCONTINUED OPERATIONS

The following financial and operating highlights for Longview to February 28, 2014 have been presented to provide additional information with respect to the Longview segment prior to disposition.

	Nine months ended
	September 30
	2014 (1)	2013
Production (boe/d)	5,622	6,000
Funds from operations ($000)	$9,693	$49,455
Net capital expenditures ($000)	$19,092	$29,828
Net income (loss) and comprehensive income (loss) from discontinued operations ($000)	$(58,894)	$4,045
per share - basic and diluted	$(0.35)	$0.02

(1) Represents the financial and operating results for the Longview segment for the 59 days from January 1, 2014 to February 28, 2014.

Financial and operating results from Longview for 2014 are significantly impacted, particularly the reduction in funds from operations, as it only represents 59 days due to the disposition of Longview on February 28, 2014 as opposed to the 273 days for the nine months ended September 30, 2013. Advantage has recognized a consolidated net loss of $58.9 million from the Longview segment during the first quarter of 2014 due to a $58.8 million loss on disposition as the net proceeds received by Advantage were less than the carrying value of the net assets.

Advantage Oil & Gas Ltd. - 18

Quarterly Performance

($000, except as otherwise	2014			2013				2012
indicated)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Continuing Operations – Advantage
Daily production
Natural gas (mcf/d)	131,553	134,912	122,481	108,260	111,518	116,469	119,692	116,929
Crude oil and NGLs (bbls/d)	161	200	164	79	105	554	1,308	1,261
Total (mcfe/d)	132,519	136,112	123,465	108,734	112,148	119,793	127,540	124,495
Average prices
Natural gas ($/mcf)
Excluding hedging	$4.03	$4.71	$5.21	$3.21	$2.46	$3.47	$2.98	$2.94
Including hedging	$3.80	$4.27	$4.89	$3.39	$2.63	$3.35	$3.04	$2.70
AECO daily	$4.02	$4.69	$5.59	$3.52	$2.45	$3.55	$3.20	$3.22
Crude oil and NGLs ($/bbl)
Including hedging	$83.14	$102.41	$94.10	$77.01	$95.13	$73.22	$75.58	$65.21
Edmonton Light ($/bbl)	$97.07	$105.65	$99.99	$86.88	$104.96	$92.99	$88.78	$84.55
Total sales including realized hedging	$47,190	$54,265	$55,239	$34,304	$27,857	$39,184	$41,598	$36,556
Net income (loss)	$14,201	$24,330	$(17,616)	$(6,273)	$(3,187)	$6,543	$(5,380)	$(50,175)
per share - basic	$0.08	$0.14	$(0.10)	$(0.04)	$(0.02)	$0.04	$(0.03)	$(0.30)
- diluted	$0.08	$0.14	$(0.10)	$(0.04)	$(0.02)	$0.04	$(0.03)	$(0.30)
Funds from operations	$36,818	$42,561	$45,449	$23,822	$16,516	$23,488	$21,484	$16,890

Discontinued Operations – Longview
Total sales including realized hedging	$-	$-	$23,237	$33,721	$38,234	$37,179	$33,729	$36,388
Net income (loss)	$-	$-	$(58,894)	$870	$1,845	$1,799	$401	$(10,039)
per share - basic (1)	$-	$-	$(0.35)	$0.01	$0.01	$0.01	$-	$(0.06)
- diluted (1)	$-	$-	$(0.35)	$0.01	$0.01	$0.01	$-	$(0.06)
Funds from operations	$-	$-	$9,693	$13,740	$17,959	$16,683	$14,813	$15,639

(1) Per share amounts based on weighted average basic and diluted shares outstanding of Advantage Oil & Gas Ltd.

The table above highlights the Corporation’s performance for the third quarter of 2014 and also for the preceding seven quarters for both continuing and discontinued operations. During 2012 production from Glacier was maintained at lower levels due to the very low natural gas price environment. As natural gas prices began to improve, we resumed our Glacier capital program that contributed to an improvement in our first quarter 2013 production. Production decreased from the second quarter to the fourth quarter of 2013 as we completed non-core asset dispositions. Our Glacier Phase VI capital development program began in the third quarter of 2013 resulting in additional production during the first quarter of 2014 as we ramped production to our target of 135 mmcfe/d in March 2014. Our inventory of Glacier Phase VI wells are expected to maintain production at approximately the 135 mmcfe/d level through June 2015.

During the third quarter of 2013, sales and funds from operations decreased due to significant reductions in AECO prices that impacted the entire Alberta natural gas industry. Sales and funds from operations increased dramatically in 2014 primarily attributable to significantly improved natural gas prices. Advantage has recognized net losses primarily driven by weak natural gas prices, although we have continued to achieve significant cost reductions and lower expenses. During the fourth quarter of 2012 our assets held for sale were reflected at the lesser of fair value less costs to sell and carrying amount, which resulted in an impairment recognition of $73 million. Additionally, in the fourth quarter of 2012 Longview recognized an impairment loss of $31.9 million related to one CGU located in Alberta that had suffered a significant deterioration in value due to the reduction in crude oil prices and decreased reserves. In the first quarter of 2014, Advantage recognized a $13.8 million loss on redemption of the Questfire Debenture and a $58.8 million loss on disposition of the Longview operating segment as the net proceeds received by Advantage were less than the carrying value of the net assets. Advantage became a pure Montney producer in the first quarter of 2014 with a much simpler capitalization structure and a strong balance sheet to continue its growth plan. This transformation resulted in Advantage reporting higher production, total sales including realized hedging, net income and funds from operations in the second and third quarters of 2014, which demonstrates execution of our three year development program.

Advantage Oil & Gas Ltd. - 19

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition.

Management relies on the estimate of reserves as prepared by the Corporation’s independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact natural gas and liquids prices, operating expense, royalty burden changes, and future development costs. Reserve estimates impact net income and comprehensive income through depreciation and impairment of oil and gas properties. The reserve estimates are also used to assess the borrowing base for the Corporation’s Credit Facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on asset values, net income, comprehensive income and the borrowing base of the Corporation.

Management’s process of determining the provision for deferred income taxes, the provision for decommissioning liability costs and related accretion expense, the fair values initially assigned to the convertible debentures liability and equity components, and the fair values assigned to any acquired company’s assets and liabilities in a business combination are based on estimates. These estimates are significant and can include proved and probable reserves, future production rates, future commodity prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values, net income and comprehensive income.

In accordance with IFRS, derivative assets and liabilities are recorded at their fair values at the reporting date, with gains and losses recognized directly into comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Changes in Accounting Policies

There have been no changes in accounting policies during the nine months ended September 30, 2014.

Accounting Pronouncements not yet Adopted

There have been no changes to accounting pronouncements not yet adopted during the nine months ended September 30, 2014. Additional information concerning accounting pronouncements not yet adopted is disclosed in the notes to the audited consolidated financial statements and MD&A for the year ended December 31, 2013.

Disclosure Controls and Procedures

Advantage’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”), or caused it to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s DC&P annually.

Advantage Oil & Gas Ltd. - 20

Internal Controls over Financial Reporting

Advantage’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). They have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage’s officers used to design the Corporation’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s ICFR annually.

Advantage’s Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. No material changes in the ICFR were identified during the interim period ended September 30, 2014, that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation’s design of DC&P and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the management information circular, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

November 13, 2014

Advantage Oil & Gas Ltd. - 21

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

(thousands of Canadian dollars) (unaudited)	Notes	September 30, 2014	December 31, 2013

ASSETS
Current assets
Trade and other receivables		$19,530	$32,016
Prepaid expenses and deposits		3,055	3,357
Derivative asset	7	1,140	143
Total current assets		23,725	35,516

Non-current assets
Derivative asset	7	1,797	2,329
Investments	4	-	30,626
Exploration and evaluation assets		10,469	10,270
Property, plant and equipment	5	1,300,249	1,647,434
Deferred income tax asset	10	-	39,069
Total non-current assets		1,312,515	1,729,728
Total assets		$1,336,240	$1,765,244

LIABILITIES
Current liabilities
Trade and other accrued liabilities		$70,939	$93,893
Derivative liability	7	7,180	8,340
Convertible debenture		85,062	-
Total current liabilities		163,181	102,233

Non-current liabilities
Derivative liability	7	4,444	1,183
Performance incentive plan	13(b)	338	-
Bank indebtedness	8	71,044	271,339
Convertible debenture		-	82,454
Decommissioning liability	9	41,741	100,616
Deferred income tax liability	10	15,686	3,006
Total non-current liabilities		133,253	458,598
Total liabilities		296,434	560,831

SHAREHOLDERS' EQUITY
Share capital	11	2,234,237	2,229,598
Convertible debenture equity component		8,348	8,348
Contributed surplus		90,788	92,276
Deficit		(1,293,567)	(1,255,588)
Total shareholders' equity attributable to Advantage shareholders		1,039,806	1,074,634
Non-controlling interest		-	129,779
Total shareholders' equity		1,039,806	1,204,413
Total liabilities and shareholders' equity		$1,336,240	$1,765,244

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 22

Consolidated Statement of Comprehensive Income (Loss)

		Three months ended		Nine months ended
		September 30		September 30
(thousands of Canadian dollars, except for per share amounts) (unaudited)	Notes	2014	2013	2014	2013

Continuing operations
Petroleum and natural gas sales		$50,022	$26,148	$168,467	$107,544
Less: royalties		(2,329)	(1,283)	(7,867)	(6,011)
Petroleum and natural gas revenue		47,693	24,865	160,600	101,533

Operating expense		(4,280)	(2,978)	(11,228)	(17,743)
General and administrative expense		(1,991)	(5,784)	(7,631)	(19,838)
Depreciation expense	5	(21,930)	(19,720)	(64,131)	(54,182)
Exploration and evaluation expense		-	-	(53)	-
Finance expense		(3,459)	(3,963)	(11,166)	(13,928)
Gains (losses) on derivatives	7	3,155	3,831	(19,230)	6,524
Other income (expenses)	14	12	(174)	(13,566)	(5,222)
Income (loss) before taxes from continuing operations		19,200	(3,923)	33,595	(2,856)
Income tax recovery (expense)	10	(4,999)	736	(12,680)	832
Net income (loss) and comprehensive income (loss) from continuing operations		14,201	(3,187)	20,915	(2,024)

Discontinued operations
Net income (loss) from discontinued operations	16	-	1,845	(58,894)	4,045
Net income (loss) and comprehensive income (loss)		$14,201	$(1,342)	$(37,979)	$2,021

Net income (loss) per share	12
Basic and diluted - from continuing operations		$0.08	$(0.02)	$0.12	$(0.01)
Basic and diluted - from discontinued operations		$-	$0.01	(0.35)	0.02
Basic and diluted		$0.08	$(0.01)	$(0.23)	$0.01

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 23

Consolidated Statement of Changes in Shareholders' Equity

(thousands of Canadian dollars) (unaudited)	Notes	Share capital	Convertible debentures equity component	Contributed surplus	Deficit	Total shareholders' equity attributable to Advantage shareholders	Non- controlling interest	Total shareholders' equity

Balance, December 31, 2013		$2,229,598	$8,348	$92,276	$(1,255,588)	$1,074,634	$129,779	$1,204,413
Net loss and comprehensive loss		-	-	-	(37,979)	(37,979)	(85)	(38,064)
Share based compensation	11, 13	4,639	-	(1,488)	-	3,151	-	3,151
Change in ownership interest, share based compensation		-	-	-	-	-	334	334
Dividends declared by Longview ($0.04 per Longview share)		-	-	-	-	-	(1,032)	(1,032)
Disposition of Longview	2d, 16	-	-	-	-	-	(128,996)	(128,996)
Balance, September 30, 2014		$2,234,237	$8,348	$90,788	$(1,293,567)	$1,039,806	$-	$1,039,806

Balance, December 31, 2012		$2,229,598	$8,348	$84,962	$(1,252,206)	$1,070,702	$138,008	$1,208,710
Net income and comprehensive income		-	-	-	2,021	2,021	4,922	6,943
Share based compensation	11, 13	-	-	6,202	-	6,202	-	6,202
Change in ownership interest, share based compensation		-	-	-	-	-	977	977
Dividends declared by Longview ($0.45 per Longview share)		-	-	-	-	-	(11,582)	(11,582)
Balance, September 30, 2013		$2,229,598	$8,348	$91,164	$(1,250,185)	$1,078,925	$132,325	$1,211,250

See accompanying Notes to the Interim Consolidated Financial Statements

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Consolidated Statement of Cash Flows

		Three months ended		Nine months ended
		September 30		September 30
(thousands of Canadian dollars) (unaudited)	Notes	2014	2013	2014	2013

Operating Activities
Income (loss) before taxes from continuing operations		$19,200	$(3,923)	$33,595	$(2,856)
Add (deduct) items not requiring cash:
Share based compensation	11, 13	539	1,055	1,576	4,524
Depreciation expense	5	21,930	19,720	64,131	54,182
Exploration and evaluation expense		-	-	53	-
Unrealized loss (gain) on derivatives	7	(5,987)	(2,122)	7,457	(5,429)
Loss (gain) on sale of assets	14	(11)	787	1,489	6,859
Accretion income - Questfire Debenture		-	(570)	(557)	(947)
Loss on disposition of Questfire Debenture	4	-	-	13,833	-
Unrealized loss (gain) Questfire Class B Shares	4	-	450	(3,150)	150
Unrealized loss on other liability	4	-	-	3,000	-
Finance expense		3,459	3,963	11,166	13,928
Expenditures on decommissioning liability	9	(32)	(766)	(79)	(3,512)
Changes in non-cash working capital	15	16,333	3,269	(10,825)	(10,021)
Cash provided by operating activities - continuing operations		55,431	21,863	121,689	56,878
Cash provided by operating activities - discontinued operations	16	-	19,833	12,434	50,784
Cash provided by operating activities		55,431	41,696	134,123	107,662

Financing Activities
Decrease in bank indebtedness	8	(446)	(5,152)	(82,791)	(21,060)
Interest paid		(2,993)	(3,581)	(8,714)	(9,625)
Cash used in financing activities - continuing operations		(3,439)	(8,733)	(91,505)	(30,685)
Cash provided by (used in) financing activities - discontinued operations	16	-	(7,603)	435	(12,246)
Cash used in financing activities		(3,439)	(16,336)	(91,070)	(42,931)

Investing Activities
Expenditures on property, plant and equipment	5, 15	(51,218)	(8,786)	(136,731)	(81,276)
Expenditures on exploration and evaluation assets		(774)	(6,759)	(2,587)	(6,789)
Disposition of investments	4	-	-	17,500	-
Property dispositions		-	(758)	(211)	52,354
Cash used in investing activities - continuing operations		(51,992)	(16,303)	(122,029)	(35,711)
Cash provided by (used in) investing activities - discontinued operations	16	-	(9,057)	78,976	(29,020)
Cash used in investing activities		(51,992)	(25,360)	(43,053)	(64,731)
Net change in cash		-	-	-	-
Cash, beginning of period		-	-	-	-
Cash, end of period		$-	$-	$-	$-

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 25

Notes to The Interim Consolidated Financial Statements

September 30, 2014 (unaudited)

All tabular amounts are in thousands of Canadian dollars except as otherwise indicated.

1.	Business and structure of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. and its subsidiaries (together “Advantage” or the “Corporation”) is an intermediate natural gas development and production corporation with a significant land position in the Montney resource play located in Western Canada.

Advantage is domiciled and incorporated in Canada under the Business Corporations Act (Alberta). Advantage’s head office address is 300, 440 – 2nd Avenue SW, Calgary, Alberta, Canada. The Corporation’s primary listing is on the Toronto Stock Exchange and is also traded on the New York Stock Exchange as a Foreign Private Issuer, under the symbol “AAV”.

2.	Basis of preparation

(a)	Statement of compliance

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Corporation has consistently applied the same accounting policies as those set out in the audited consolidated financial statements for the year ended December 31, 2013. Certain disclosures included in the notes to the annual consolidated financial statements have been condensed in the following note disclosures or have been disclosed on an annual basis only. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of November 13, 2014, the date the Board of Directors approved the statements.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation’s accounting policies in the audited consolidated financial statements for the year ended December 31, 2013.

The methods used to measure fair values of derivative instruments are discussed in note 7.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(d)	Basis of consolidation

These consolidated financial statements include the accounts of the Corporation and all subsidiaries over which it has control. The only significant operating subsidiary was Longview Oil Corp. (“Longview”), a public Canadian corporation that was a junior oil-focused development and production company with properties located in Western Canada. At December 31, 2013, Advantage owned 45.1% of the common shares of Longview. Because the remaining ownership was dispersed, Advantage was considered to control Longview. Therefore, Longview was accounted for on a consolidated basis in these financial statements. The remaining 54.9% ownership was disclosed as non-controlling interest. All inter-corporate balances, income and expenses resulting from inter-corporate transactions were eliminated.

On February 28, 2014, the Corporation closed an offering (the “Offering”) to sell the 21.15 million Longview common shares for net proceeds of $90.2 million. The results of operations of Longview from January 1, 2014 to February 28, 2014 are consolidated into the results of operations of the Corporation. Because Longview was an operating segment, its results are presented as “discontinued operations” for the periods January 1, 2014 to February 28, 2014 and the three and nine months ended September 30, 2013 as required by IFRS 5, non-current assets held for sale and discontinued operations (see note 16). On February 28, 2014, Advantage derecognized all assets and liabilities of Longview from the consolidated statement of financial position as it had lost control of Longview as defined in IFRS 10, consolidated financial statements.

Advantage Oil & Gas Ltd. - 26

3.	Significant accounting policies

(a)	Accounting policy applied to new share based compensation plan

On April 14, 2014, the Board of Directors approved a Restricted and Performance Award Incentive Plan to provide share based compensation for service providers. Awards granted under this plan are presently expected to be settled in cash, as the Corporation has not sought the approval of shareholders required to settle the awards in shares. In accordance with the requirements of IFRS 2, Share Based Payments, a liability is recorded as compensation expense is recognized. The liability is revalued at each reporting date and at the date of settlement. These changes in fair value are recognized in profit or loss for the period. The types and timing of awards under this plan are described in further detail in note 13(b).

4.	Investments

	September 30, 2014	December 31, 2013
Questfire Class B Shares	$-	$3,750
Questfire Convertible Senior Secured Debenture	-	26,876
	$-	$30,626

On March 26, 2014, Questfire agreed to purchase by way of issuer bid, all Class B Shares at a purchase price of $2.60 per share, for total proceeds of $3.9 million, received by Advantage on May 8, 2014.

On March 26, 2014, Questfire redeemed the Questfire Debenture for proceeds of $13.6 million. Advantage recognized a $13.8 million loss on derecognition of the Questfire Debenture.

5.	Property, plant and equipment

	Oil & gas	Furniture and
Cost	properties	equipment	Total
Balance at December 31, 2012	$1,952,063	$5,240	$1,957,303
Additions	188,451	-	188,451
Change in decommissioning liability (note 9)	(30,387)	-	(30,387)
Disposals	(5,876)	-	(5,876)
Transferred from exploration and evaluation assets	146	-	146
Balance at December 31, 2013	$2,104,397	$5,240	$2,109,637
Additions	166,120	-	166,120
Change in decommissioning liability (note 9)	12,679	-	12,679
Disposition of Longview (notes 2d and 16)	(664,090)	-	(664,090)
Balance at September 30, 2014	$1,619,106	$5,240	$1,624,346

	Oil & gas	Furniture and
Accumulated depreciation and impairment losses	properties	equipment	Total
Balance at December 31, 2012	$349,092	$2,552	$351,644
Depreciation	110,650	538	111,188
Disposals	(629)	-	(629)
Balance at December 31, 2013	$459,113	$3,090	$462,203
Depreciation	69,947	322	70,269
Disposition of Longview (notes 2d and 16)	(208,375)	-	(208,375)
Balance at September 30, 2014	$320,685	$3,412	$324,097

	Oil & gas	Furniture and
Net book value	properties	equipment	Total
At December 31, 2013	$1,645,284	$2,150	$1,647,434
At September 30, 2014	$1,298,421	$1,828	$1,300,249

Advantage Oil & Gas Ltd. - 27

6.	Related party transactions

Transactions between Advantage and Longview

Advantage charged Longview $0.1 million during the period from January 1, 2014 to February 28, 2014 (nine months ended September 30, 2013 - $3.9 million) under the Technical Services Agreement (“TSA”). Dividends declared and paid or payable from Longview to Advantage during the period from January 1, 2014 to February 28, 2014 totaled $0.8 million (nine months ended September 30, 2013 - $9.5 million). All amounts due to Advantage from Longview were non-interest bearing in nature, were incurred within the normal course of business, and were settled after closing of the Offering (note 2(d)).

7.	Financial risk management

Financial instruments of the Corporation include trade and other receivables, deposits, trade and other accrued liabilities, bank indebtedness, convertible debenture, derivative assets and liabilities, and performance incentive plan liability.

Trade and other receivables and deposits are classified as loans and receivables and measured at amortized cost. Trade and other accrued liabilities and bank indebtedness are all classified as financial liabilities at amortized cost. As at September 30, 2014, there were no significant differences between the carrying amounts reported on the Interim Consolidated Statement of Financial Position and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

The Corporation has a convertible debenture obligation outstanding, of which the liability component has been classified as a financial liability at amortized cost. The convertible debenture has fixed terms and interest rates resulting in fair values that will vary over time as market conditions change. As at September 30, 2014, the estimated fair value of the outstanding convertible debenture obligation was $87.1 million (December 31, 2013 - $86.7 million). The fair value of the liability component of convertible debentures was determined based on the current public trading activity of the debenture.

Fair value is determined following a three level hierarchy:

Level 1: Quoted prices in active markets for identical assets and liabilities. The Corporation does not have any financial assets or liabilities that require level 1 inputs.

Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly. Such inputs can be corroborated with other observable inputs for substantially the complete term of the contract. For assets and liabilities measured at fair value on a recurring basis, such as derivative assets and liabilities, pricing inputs include quoted forward prices for commodities, foreign exchange rates, volatility and risk-free rate discounting, all of which can be observed or corroborated in the marketplace. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Level 3: Under this level, fair value is determined using inputs that are not observable. Advantage has no assets or liabilities that use level 3 inputs.

Advantage Oil & Gas Ltd. - 28

7.	Financial risk management (continued)

(a)	Price and currency risk

As at September 30, 2014, the Corporation’s natural gas hedging positions are summarized as follows:

	Average	Average Price
Period	Production Hedged	AECO ($Cdn.)
Q4 2014	71.1 mmcf/d	$3.89/mcf
Q1 2015 to Q4 2015	75.8 mmcf/d	$3.90/mcf
Q1 2016 to Q4 2016	42.7 mmcf/d	$3.98/mcf
Q1 2017	33.2 mmcf/d	$4.03/mcf

The fair value of the commodity risk management derivatives have been allocated to current assets and liabilities on the basis of expected timing of cash settlement.

(b)	Capital management

Advantage’s capital structure as at September 30, 2014 and December 31, 2013 is as follows:

	September 30, 2014	December 31, 2013
Bank indebtedness (non-current) (note 8)	$71,044	$271,339
Working capital deficit (1)	48,354	58,520
Net debt	119,398	329,859
Convertible debentures maturity value (current)	86,250	86,250
Total debt	$205,648	$416,109
Shares outstanding (note 11)	169,789,466	168,382,838
Share closing market price ($/share)	$5.69	$4.61
Market capitalization (2)	966,102	776,245
Total capitalization	$1,171,750	$1,192,354

(1) Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits and trade and other accrued liabilities.

(2) Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.

Advantage Oil & Gas Ltd. - 29

8.	Bank indebtedness

	September 30, 2014	December 31, 2013
Revolving credit facility:
Advantage	$71,579	$154,370
Longview	-	118,151
Discount on Bankers Acceptances and other fees	(535)	(1,182)
Balance, end of period	$71,044	$271,339

As at September 30, 2014, the Corporation had credit facilities (the "Credit Facilities") of $400 million. The Credit Facilities are comprised of a $20 million extendible revolving operating loan facility from one financial institution and a $380 million extendible revolving loan facility from a syndicate of financial institutions. The revolving period for the Credit Facilities will end in June 2015 unless extended at the option of the syndicate for a further 364 day period. The only financial covenant is a requirement to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four-quarter basis. This covenant was met at September 30, 2014 and December 31, 2013.

9.	Decommissioning liability

The Corporation’s decommissioning liability results from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities, all of which will require future costs of decommissioning under environmental legislation. These costs are expected to be incurred between 2014 and 2074. A risk-free rate of 2.73% (December 31, 2013 – 3.20%) and an inflation factor of 2% (December 31, 2013 – 2%) were used to calculate the fair value of the decommissioning liability at September 30, 2014. A reconciliation of the decommissioning liability is provided below:

	Nine months ended	Year ended
	September 30, 2014	December 31, 2013
Balance, beginning of period	$100,616	$126,224
Accretion expense	1,119	4,587
Liabilities incurred	2,659	3,908
Change in estimates	(3,327)	1,335
Effect of change in risk-free rate	13,347	(35,630)
Property dispositions	-	(1,419)
Liabilities settled	(114)	(3,098)
Disposition of Longview (note 2d and 16)	(72,559)	-
	41,741	95,907
Transferred from assets held for sale	-	4,709
Balance, end of period	$41,741	$100,616

Advantage Oil & Gas Ltd. - 30

10.	Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. Advantage has not recognized a deferred tax effect associated with the loss on disposition of Longview (note 16) or the loss on disposition of other investments (note 4) because it is not probable that Advantage can utilize the capital losses that were incurred for income tax purposes with these dispositions.

11.	Share capital

(a)	Authorized

The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

(b)	Issued

	Common Shares	Amount
Balance at December 31, 2012 and December 31, 2013	168,382,838	$2,229,598
Share based compensation (note 13)	1,406,628	4,639
Balance at September 30, 2014	169,789,466	$2,234,237

12.	Net income (loss) per share attributable to Advantage shareholders

The calculations of basic and diluted net income (loss) per share are derived from both net income (loss) attributable to Advantage common shareholders and weighted average shares outstanding, calculated as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2014	2013	2014	2013
Net income (loss) attributable to Advantage shareholders
Basic and diluted - continuing operations	$14,201	$(3,187)	$20,915	$(2,024)
Basic and diluted - discontinued operations	-	1,845	(58,894)	4,045
Basic and diluted	$14,201	$(1,342)	$(37,979)	$2,021

Weighted average shares outstanding
Basic	169,789,466	168,382,838	169,285,165	168,382,838
Stock Option Plan	1,247,084	2,022,437	1,591,212	1,356,979
Diluted	171,036,550	170,405,275	170,876,377	169,739,817

The calculations of diluted net income (loss) per share for all periods excludes the convertible debenture, as its impact would be anti-dilutive. Total weighted average shares issuable in exchange for the convertible debenture excluded from the diluted net income (loss) per share calculation was 10,029,070 for all periods. As at September 30, 2014 and December 31, 2013, the convertible debenture outstanding was convertible to 10,029,070 shares.

Advantage Oil & Gas Ltd. - 31

13.	Share based compensation

(a)	Stock option plan

The following tables summarize information about changes in stock options outstanding at September 30, 2014:

	Stock Options	Weighted-Average Exercise Price
Balance at December 31, 2012	15,977,883	$3.67
Expired	(1,994,658)	3.67
Exercised	(1,994,641)	3.67
Granted	3,804,675	3.69
Forfeited/cancelled	(2,732,416)	3.68
Balance at December 31, 2013	13,060,843	$3.68
Exercised	(6,655,381)	3.67
Granted	3,777,255	5.00
Forfeited/cancelled	(4,258,307)	3.70
Balance at September 30, 2014	5,924,410	$4.51

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Price	Number of Stock Options Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
$3.67 - $4.43	4,454,461	1.32	$4.05	779,734	$3.67
$5.87 - $6.34	1,469,949	4.54	5.87	-	-
$3.67 - $6.34	5,924,410	2.12	$4.51	779,734	$3.67

(b)	Performance Incentive Plan

Under the Performance Incentive Plan, service providers can be granted two types of Incentive Awards: Restricted Awards and Performance Awards. A Restricted Award is a grant denominated in a fixed number of common shares which vests 1/3 on the first anniversary of the grant date, 1/3 on the second anniversary, and 1/3 on the third anniversary. A Performance Award is a grant denominated in a fixed number of common shares which vests on the third anniversary of the grant date. Performance Award grants are multiplied by a Payout Multiplier. The Payout Multiplier is a number between zero (0) and two (2), and is determined based on an equal weighting of three Corporate Performance Measures: Relative Total Shareholder Return, Annual Cash Flow Per Share and Relative Cost Structure.

As at September 30, 2014, no Restricted Awards have been granted.

The following table is a continuity of Performance Awards:

Performance Awards
Balance at December 31, 2013	-
Granted	409,702
Forfeited	(3,560)
Balance at September 30, 2014	406,142

Advantage Oil & Gas Ltd. - 32

13.	Share based compensation (continued)

Share based compensation recognized by plan for the three and nine months ended September 30, 2014 and 2013 are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2014	2013	2014	2013
RSPIP (1)	$-	$112	$1,058	$383
Stock Option Plan	796	1,801	2,427	6,796
Performance Incentive Plan	148	-	338	-
Total share based compensation	944	1,913	3,823	7,179
Capitalized	(405)	(791)	(1,581)	(2,400)
Net share based compensation expense	$539	$1,122	$2,242	$4,779

From continuing operations	$539	$1,055	$1,576	$4,524
From discontinued operations	-	67	666	255
	$539	$1,122	$2,242	$4,779

(1) Relates solely to discontinued operations

14.	Other income (expenses)

	Three months ended		Nine months ended
	September 30		September 30
	2014	2013	2014	2013
Interest income - Questfire Debenture (note 4)	$-	$493	$455	$820
Accretion income - Questfire Debenture (note 4)	-	570	557	947
Loss on disposition of Questfire Debenture (note 4)	-	-	(13,833)	-
Unrealized gain (loss) - Questfire Class B Shares	-	(450)	3,150	(150)
Unrealized loss on other liability	-	-	(3,000)	-
Gain (loss) on sale of assets	11	(787)	(1,489)	(6,859)
Miscellaneous income	1	-	594	675
Total other income (expenses)	$12	$(174)	$(13,566)	$(4,567)

From continuing operations	$12	$(174)	$(13,566)	$(5,222)
From discontinued operations	-	-	-	655
	$12	$(174)	$(13,566)	$(4,567)

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15.	Supplementary cash flow information – continuing operations

Changes in non-cash working capital is comprised of:

	Three months ended		Nine months ended
	September 30		September 30
	2014	2013	2014	2013
Source (use) of cash:
Trade and other receivables	$2,585	$4,829	$(2,432)	$7,429
Prepaid expenses and deposits	(949)	(725)	(393)	1,536
Trade and other accrued liabilities	39,133	9,938	723	(24,434)
	$40,769	$14,042	$(2,102)	$(15,469)

Related to operating activities	$16,333	$3,269	$(10,825)	$(10,021)
Related to financing activities	(2,482)	(938)	224	(970)
Related to investing activities	26,918	11,711	8,499	(4,478)
	$40,769	$14,042	$(2,102)	$(15,469)

Advantage Oil & Gas Ltd. - 34

16.	Discontinued operations

The Corporation was previously comprised of two operating segments: Advantage Oil & Gas Ltd. (“Advantage”) and Longview Oil Corp. (“Longview”). Advantage develops and operates a natural gas focused property in Alberta. Longview developed and operated primarily conventional oil and natural gas liquids focused properties in Alberta and Saskatchewan. On February 28, 2014, the Corporation discontinued the Longview segment by selling its investment in Longview pursuant to the Offering (note 2(d)).

Results of the discontinued Longview segment are as follows:

	Three months ended		Nine months ended
	September 30		September 30
(thousands of Canadian dollars)	2014 (1)	2013	2014 (1)	2013

Petroleum and natural gas sales	$-	$41,591	$24,715	$113,965
Less: royalties	-	(7,041)	(4,108)	(19,892)
Petroleum and natural gas revenue	-	34,550	20,607	94,073

Operating expense	-	(11,039)	(7,022)	(34,266)
General and administrative expense	-	(781)	(1,891)	(2,252)
Depreciation expense	-	(9,477)	(6,138)	(29,124)
Finance expense	-	(2,051)	(1,189)	(6,014)
Losses on derivatives	-	(5,541)	(4,323)	(10,725)
Exploration and evaluation expense	-	(136)	-	(136)
Other income (expenses)	-	-	-	655
Non-controlling interest	-	(2,245)	85	(4,922)
Income before taxes from discontinued operations	-	3,280	129	7,289
Income tax expense	-	(1,435)	(198)	(3,244)
Income (loss) from discontinued operations	-	1,845	(69)	4,045
Loss on disposition of Longview	-	-	(58,825)	-
Net income (loss) from discontinued operations	$-	$1,845	$(58,894)	$4,045

(1) Results from January 1, 2014 to February 28, 2014

Cash flows of the discontinued Longview segment are as follows:

	Nine months ended
(thousands of Canadian dollars)	September 30, 2014	September 30, 2013

Cash flow from operating activities	$12,434	$50,784
Cash flow from (used in) financing activities	435	(12,246)
Cash flow from (used in) investing activities	78,976	(29,020)

Advantage Oil & Gas Ltd. - 35

Directors	Legal Counsel

Stephen E. Balog (1)(2)(3)	Burnet, Duckworth and Palmer LLP
Paul G. Haggis (1)(2)(3)
Andy J. Mah	Transfer Agent
Ronald A. McIntosh (2)(3)
Grant Fagerheim (1)(3)	Computershare Trust Company of Canada

(1) Member of Audit Committee	Abbreviations
(2) Member of Reserve Evaluation Committee
(3) Member of Human Resources, Compensation & Corporate	bbls	- barrels
Governance Committee	bbls/d	- barrels per day
	boe	- barrels of oil equivalent (6 mcf = 1 bbl)
Officers	boe/d	- barrels of oil equivalent per day
	mcf	- thousand cubic feet
Andy J. Mah, President and CEO	mcf/d	- thousand cubic feet per day
Craig Blackwood, Vice President, Finance and CFO	mmcf	- million cubic feet
Neil Bokenfohr, Senior Vice President	mmcf/d	- million cubic feet per day
	bcf	- billion cubic feet
Corporate Secretary	tcf	- trillion cubic feet
	gj	- gigajoules
Jay P. Reid, Partner	NGLs	- natural gas liquids
Burnet, Duckworth and Palmer LLP	WTI	- West Texas Intermediate

Auditors	Corporate Office

PricewaterhouseCoopers LLP	300, 440 – 2nd Avenue SW
Calgary, Alberta T2P 5E9
Bankers	(403) 718-8000

The Bank of Nova Scotia	Contact Us
National Bank of Canada
Royal Bank of Canada	Toll free: 1-866-393-0393
Canadian Imperial Bank of Commerce	Email: ir@advantageog.com
Union Bank, Canada Branch	Visit our website at www.advantageog.com
Alberta Treasury Branches
Wells Fargo Bank N.A., /Canada Branch	Toronto Stock Exchange Trading Symbols

Independent Reserve Evaluators	Shares: AAV
5.00% Convertible Debentures: AAV.DBH
Sproule Associates Limited
New York Stock Exchange Trading Symbol

Shares: AAV

Advantage Oil & Gas Ltd. - 36